SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of September 2008

SCAILEX CORPORATION LTD.
(Translation of Registrant’s Name into English)

48 Ben Tsiyon Galis Street,
Petach Tikva
Israel, 49277
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and
Exchange Act of 1934:

Yes ☐ No ☒

Attached herewith is a file containing supplements, additions and clarifications for a number of clauses in the Immediate report that Scailex Corporation Ltd. (the “Company”) filed with the Israel Securities Authority (the “ISA”) and The Tel Aviv Stock Exchange (the “TASE”) on August 21, 2008. attached to the file are five Exhibits, translations from Hebrew:

Exhibit 99.1	Supplementary Report to the Immediate Report of August 21, 2008 regarding the Summoning of a General Assembly in conformance with the Companies Act, 5759 - 1999 and the Securities Regulations (Transaction between a Company and a Controlling Shareholder Therein), 5761 - 2000)

Exhibit 99.2	Amendments to the economic valuation of Din Dynamic Ltd.

Exhibit 99.3	Amendments to the economic valuation of Suny Telecom (1994) Ltd.

The majority of the changes in the company valuations compared to the company valuations attached to the Immediate Report dated August 21, 2008 are as follows:

Din Dynamic Ltd. –

—	Clause 2.3 – addition of historical data regarding the numbers of subscribers to cellular companies during the years 2005-2007.

—	Clause 4 – presentation of the volumes of revenues from sales of cellular telephones to end customers and the annual rates of increase.

—	Clause 1 – analysis of the business results of the first half of 2008.

—	Clauses 3 and 4 – various breakdowns regarding the composition of the operating expenses.

—	Clause 12 – addition of a sensitivity analysis in relation to the change in the operating income ratio and changes in the volumes of revenues.

Suny Telecom (1994) Ltd. –

—	Clause 2.3 – addition of historical data regarding the numbers of subscribers to cellular companies during the years 2005-2007.

—	Clause 1 – analysis of the business results of the first half of 2008.

—	Clause 1 – breakdown of the sales of Samsung devices to the cellular operators in 2007 and during the first half of 2008.

—	Clause 1.1.4 – breakdown of the company’s other revenues, and assumptions made about them in the company valuation.

—	Clause 7 – addition of a sensitivity analysis in relation to the change in the operating income ratio and changes in the volumes of income.

Exhibit 99.4	The reviewed nonconsolidated financial statements of Suny Telecom (1994) Ltd. as on June 30, 2008

Exhibit 99.5	The reviewed nonconsolidated financial statements of Din Dynamic Ltd. as on June 30, 2008

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCAILEX CORPORATION LTD. By: /s/ Shachar Rachim —————————————— Shachar Rachim Chief Financial Officer

September 23, 2008